

November 6, 2017

Mr. Peter J. Moerbeek
Chief Financial Officer
Primoris Services Corporation
2100 McKinney Avenue, Suite 1500
Dallas, Texas 75201

> **Re: Primoris Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 10-Q for the Period Ended June 30, 2017**
> **Filed August 8, 2017**
> **Response dated October 26, 2017**
> **File No. 1-34145**

Dear Mr. Moerbeek:

We have reviewed your response letter dated October 26, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Note 16 –Planned Divestiture of Texas Heavy Civil Business Unit, page F-30

1. We note your response to comment 3 of our letter dated October 13, 2017. As you note in your response the potential divestiture triggered a review of other intangible assets and equipment during the third quarter of 2016. Given the negative gross profit generated by this business unit in 2015 and 2016 based on your disclosures on page 47, please provide us with a more detailed summary of the impairment analysis you performed pursuant to ASC 360-10-35-17 related to your equipment which addresses the following:

   - Please address how you determined the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group, including what consideration you gave to the potential sale as well as other significant assumptions made in your analysis;

- Please tell us the amount by which the undiscounted cash flows exceeded the carrying amount; and
- You indicate that you actively participate in construction equipment auctions and review equipment fair values in the secondary market. Please tell us how your consideration of this secondary market impacted your impairment analyses.

2. We note in your response to comment 3 in your letter dated September 21, 2017 you received two serious indications of interest for the purchase of this Texas Heavy Civil business, which you determined were only for the net book value of the assets being sold. Please help us better understand how these offers compared to your net carrying value of the assets associated with this business unit.

3. We note your response to comment 4 of our letter dated October 13, 2017. In considering the goodwill impairment indicators provided in ASC 350-20-35-3 related to the Texas Heavy Civil business unit, you considered both the Heavy Civil and Industrial and Maintenance business units. Pursuant to ASC 350-20-35-33 through 37, please tell us how you determined that the Heavy Civil and Maintenance business units should be combined into one reporting unit. Please provide us with your aggregation analysis pursuant to ASC 350-20-35-35.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.
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Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction